Nasdaq Regulation

Eun Ah Choi
Vice President
Listing Qualifications

May 18, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 17, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from Prenetics Global Limited (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Class A ordinary shares, par value $0.0001 per share

Redeemable warrants, each whole warrant exercisable for one
Class A ordinary share at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

Eun Ah Choi